June 28, 2021

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sharps Compliance Corp. Registration Statement on Form S-3 Filed June 22, 2021 File No. 333-257280

Ladies and Gentlemen:

On behalf of Sharps Compliance Corp., a Delaware corporation (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 (the “Registration Statement”), be accelerated so that the same will become effective at 4:00 p.m., Washington, D.C. time, on Wednesday, June 30, 2021, or as soon as practicable thereafter.

Please notify Brandon Byrne of Norton Rose Fulbright US LLP, counsel to the Company, at (214) 855-7437, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,
Sharps Compliance Corp.
By:	/s/ Diana P. Diaz
Name:	Diana P. Diaz
Title:	Executive Vice President and Chief Financial Officer